As filed with the Securities and Exchange Commission on May 19, 2015

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Republic of Chile

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Julio Fiol Zúñiga

Consul General of the Republic of Chile

886 United Nations Plaza, Suite 601

New York, New York 10017

Copies to:

Andrés de la Cruz

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

The securities being registered are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Debt Securities and/or Warrants to Purchase Debt Securities	$ 252,376,912	100%	$ 252,376,912	$ 29,326.20

(1)           Estimated solely for the purpose of calculating the registration fee.

(2)           Exclusive of accrued interest, if any.

The securities being registered for an offering pursuant to Rule 462(b) under the Securities Act are additional securities registered under the Registrant’s Securities Act registration statement No. 333-183920, under which an aggregate amount of $1,514,261,472 is available to be sold as of the date of this filing.

THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE UPON FILING WITH THE SECURITIES AND EXCHANGE COMMISSION IN ACCORDANCE WITH RULE 462(b) UNDER THE SECURITIES ACT OF 1933.

EXPLANATORY NOTE

This registration statement is being filed with respect to the registration of additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended. The contents of the earlier registration statement (No. 333-183920) are incorporated by reference into this registration statement.

This Registration Statement consists of:

(1) Signature Page

(2) Signature of Authorized Representative

(3) Index to Exhibits

(4) Exhibit G: Opinion of Morales & Besa Limitada, Abogados

(5) Exhibit H: Opinion of Cleary Gottlieb Steen & Hamilton LLP

SIGNATURE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Republic of Chile, has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile on the 19th day of May, 2015.

REPUBLIC OF CHILE

By:*	/S/ Alejandro Micco Aguayo
Alejandro Micco Aguayo
Undersecretary of the Ministry of Finance Republic of Chile

*                      Consent is hereby given to the use of his name in connection with the information specified in this registration statement to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this registration statement in the City of New York, New York on the 19th day of May, 2015.

By:	/S/ Julio Fiol Zúñiga
Julio Fiol Zúñiga
Consul General of the Republic of Chile

INDEX TO EXHIBITS

Exhibits

A.            Form of Underwriting Agreement.*

B.            Form of Third Amended and Restated Fiscal Agency Agreement, including form of certain Debt Securities, dated as of August 5, 2010, between the Republic of Chile and The Bank of New York Mellon, as fiscal agent.*

C.            Form of Indenture, including form of certain Debt Securities, between the Republic of Chile and The Bank of New York Mellon, as Trustee.*

D.            Form of First Supplemental Indenture, between the Republic of Chile and The Bank of New York Mellon, as Trustee.*

E.             Form of Warrant Agreement.**

F.              Form of Warrant.**

G.            Opinion of Morales & Besa Limitada, Abogados.

H.           Opinion of Cleary Gottlieb Steen & Hamilton LLP.

I.                Consent of Alejandro Micco Aguayo, Undersecretary of the Ministry of Finance, Republic of Chile (included on page 5).

J.                Consent of Morales & Besa Limitada, Abogados (included in Exhibit G).

K.           Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit H).

*                     Filed as an exhibit to Chile’s Registration Statement on Schedule B with File No. 333-183920 and incorporated herein by reference.

**              To be filed by amendment to this registration statement.